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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER 0-21241
                                                       CUSIP NUMBER 293 634 101

(CHECK ONE):
[ ]Form 10-K and Form 10-KSB       [ ]Form 20-F         [ ]Form 11-K
[X]Form 10-Q and Form 10-QSB       [ ]Form N-SAR

For Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I -- Registrant Information

Full Name of Registrant: Enter Tech Corp.

Former Name if Applicable: Walnut Capital Inc.

Address of Principal Executive Office (Street and Number)

    430 East 6th Street, Loveland, Colorado 80537

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check

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box if appropriate) [X]

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    As a result of certain transactions to which Enter Tech has been a party recently, Enter Tech has been unable to complete the preparation of the Form 10-QSB for the quarter ended September 30, 1999 in time to permit necessary reviews by its counsel and accountants before the Form 10-QSB is filed.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

    Sam Lindsey; (970) 669-5292
    Enter Tech Corp.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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    Enter Tech Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 15, 1999                By: /s/ Sam Lindsey
                                          ----------------------------
                                          Sam Lindsey, President